U.S. Securities and Exchange Commission

December 22, 2017

GEX Management, Inc.

12001 N. Central Expressway

Suite 825

Dallas, Texas 75243

December 22, 2017

Via EDGAR and via E-Mail to BonillaJ@sec.gov and WoodyK@sec.gov

To:         Mr. Kevin Woody, Branch Chief

Mr. Jorge L. Bonilla, Senior Staff Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         GEX Management, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 28, 2017

Form 10-Q for the period ended September 30, 2017

Filed November 9, 2017

File No. 001-38288

Dear Mr. Woody and Mr. Bonilla:

GEX Management, Inc. (the “Company”) provides the following response (the “Response Letter”) to comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”), dated December 19, 2017, relating to the above-referenced filings.

In response to the Comment Letter, and to facilitate the review, the Company has repeated the text of each of the Staff’s comments below in bold italics, and followed each comment with the Company’s response.

Form 10-Q for the period ended September 30, 2017

Note 1. Description of Business and Significant Accounting Policies Revenue Recognition

PEO Services, page 6

1. We note that the insurance-related revenues include insurance-related billings, as well as administrative fees that the Company collects from PEO clients and withholds from CEEs for health benefit insurance plans provided by third-party insurance carriers. Please address the following comments:

U.S. Securities and Exchange Commission

December 22, 2017

Provide us additional details regarding the nature of these revenues arrangements and related costs and your rights and responsibilities under such arrangements.

The Company sponsors insurance carrier plans that provide medical, dental, vision, and certain voluntary benefits (“Benefit Plans”) to co-Employed Employees (“CEEs”). The Company’s Professional Employer Organization (“PEO”) clients are eligible to participate in the various Benefit Plans for their CEEs. The Company charges a fixed mark-up to the premium for certain administration services related to the Benefit Plans. An addendum to the client service agreement is required if the Company’s PEO clients elect to opt-out of the Company-sponsored Benefit Plans.

The Company has an agreement with the each provider included in the Benefit Plans that includes the monthly pre-payment of the Benefit Plans’ premiums for the CEEs’ that have elected to be covered under the Benefit Plans offered by the Company. The Company’s obligation to pre-pay the premiums for the CEEs exists despite a default or non-payment by the Company’s clients.

Tell us the basis for gross reporting and how you considered the guidance in ASC 605-45-45.

ASC 605-45-45 assesses the considerations of reporting revenue gross as a principal versus net as an agent.

Thus, the following considerations were made:

ASC 605-45-45-4: The [Company] is the Primary Obligor in the Arrangement

“Whether a supplier or [the Company] is responsible for providing the product or service desired by the customer is a strong indicator of the [Company’s] role in the transaction. If [the Company] is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that [the Company] has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by [the Company] during marketing and the terms of the sales contract generally will provide evidence as to whether [the Company] or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.”

The Company’s Assessment:

According to the Company’s standard PEO agreement for its PEO clients, the Company offers Benefit Plans to CEEs. The clients cannot dictate to the Company what providers are selected or what coverage is provided. Such health plan benefits are made available to CEEs through third-party providers. The Company has the power to select among the third-party plan providers. Coverage and costs are negotiated between the Company and the plan providers. The Company may act as the legal employer or alternate employer in the benefit plan arrangement among the CEEs, third-party carriers and the clients. As noted in the PEO agreement, the Company’s clients have the ability to opt out of this and provide separate benefit plans to the CEEs, but they must provide a certain set of benefits that is consistent with what the Company would provide.

The Company has concluded that the Company is the principal in this arrangement because the Company is the legal employer of the CEEs, and dictates the benefit coverage.

ASC 605-45-45-5-7: The [Company] Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return

“Unmitigated general inventory risk is a strong indicator that [the Company] has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if [the Company] takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return.

U.S. Securities and Exchange Commission

December 22, 2017

Evaluation of this indicator shall include arrangements between [the Company] and a supplier that reduce or mitigate the [Company’s] risk level. For example, [the Company’s] risk may be reduced significantly or essentially eliminated if the [Company] has the right to return unsold products to the supplier or receives inventory price protection from the supplier.

A similar and equally strong indicator of gross reporting exists if a customer arrangement involves services and the [Company] is obligated to compensate the individual service provider for work performed regardless of whether the customer accepts that work.”

The Company’s Assessment: The Company is not responsible for the Benefit Plans of the CEEs before they are employed with a client.

Because there is no inventory risk, Management has concluded this factor is not indicative of the Company being a principal or agent.

ASC 605-45-45-8: The [Company] has Latitude in Establishing Price

“If [the Company] has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the [Company] has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.”

The Company’s Assessment:

The Company is the Agent, because the Company sets the percentage it collects for administering the Benefit Plans; however, it is fixed based on the total fees.

ASC 605-45-45-9: The [Company] Changes the Product or Performs Part of the Service

“If [the Company] physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the [Company] is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer. This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of [the Company’s] physical change of the product or performance of the service and is not evaluated based on other [Company] attributes such as marketing skills, market coverage, distribution system, or reputation.”

The Company’s Assessment:

The Company is responsible for administrating the enrollment of the CEEs in the Benefit Plans provided by third-party providers. While the client is ultimately responsible for payment, the Company may be seen by the insurance provider and the CEEs as having the ability to adjust the benefit programs.

Based on the above, the Company has concluded these factors indicate the Company is a principal in the arrangement.

ASC 605-45-45-10: The [Company] Has Discretion in Supplier Selection

“If [the Company] has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, that fact may indicate that the [Company] is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.”

U.S. Securities and Exchange Commission

December 22, 2017

The Company’s Assessment:

The Company has the ability to select the benefits providers and through the contracts with its clients, is the default option. The client cannot dictate which provider the Company uses or what coverage the Company obtains.

The Company’s client has the right to opt out of the Benefit Plans provided by the Company and choose its own providers to provide benefit coverage that meets the requirements of the federal, state, and local laws. Therefore, the Company may not have discretion in supplier selection if the client opts out.

The Company believes this may indicate the Company is both a principal and an agent.

ASC 605-45-45-11: The [Company] Is Involved in the Determination of Product or Service Specifications

“If [the Company] must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, that fact may indicate that the [Company] is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.”

The Company’s Assessment:

The Company is responsible for administrating the enrollment of the CEEs in the Benefit Plans provided by third-party providers. While the client is ultimately responsible for payment, the Company may be seen by the insurance carrier and the CEEs as having the ability to adjust the benefit programs. The Company may also have the ability to determine the product specifications.

As is mentioned in the Company’s contract, the client of the Company has the right to opt out of the Benefit Plans carriers provided by the Company and choose its own provider to provide benefit coverage that meets the requirements of the federal, state, and local laws. Therefore, the Company may not have a role in determining specifications if the client opts out.

The Company has concluded based on these factors that the Company could be viewed as a principal in these arrangements.

ASC 605-45-45-12: The [Company] Has Physical Loss Inventory Risk—After Customer Order or During Shipping

“Physical loss inventory risk exists if title to the product is transferred to [the Company] at the shipping point (for example, the supplier's facilities) and is transferred from that [Company] to the customer upon delivery. Physical loss inventory risk also exists if [the Company] takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that [the Company] should record revenue gross based on the amount billed to the customer.”

The Company’s Assessment:

This is not applicable since the Company is providing a service.

ASC 605-45-45-13-14: The [Company] Has Credit Risk

“If [the Company] assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the [Company] has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if [the Company] is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.”

U.S. Securities and Exchange Commission

December 22, 2017

“A requirement that [the Company] return or refund only the net amount it earned in the transaction if the transaction is cancelled or reversed is not evidence of credit risk for the gross transaction. Credit risk is not present if [the Company] fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before [the Company] incurs an obligation to the supplier). Credit risk is mitigated, for example, if a customer pays by credit card and [the Company] obtains authorization for the charge in advance of product shipment or service performance. Credit risk that has been substantially mitigated is not an indicator of gross reporting.”

The Company’s Assessment:

A credit risk exists for the Company to have provided the Benefit Plans administration services and withholdings, but may not receive the related payments from clients.

Based on this assessment, the Company believes the Company is a principal in this arrangement.

ASC 605-45-45-16: The [Company's] Supplier Is the Primary Obligor in the Arrangement

“Whether a supplier or [the Company] is responsible for providing the product or service desired by a customer is a strong indicator of the [Company’s] role in the transaction. If a supplier (and not the [Company]) is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by a customer, that fact may indicate that the [Company] does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). Representations (written or otherwise) made by [the Company] during marketing and the terms of the sales contract generally will provide evidence as to a customer's understanding of whether the [Company] or the supplier is responsible for fulfilling the ordered product or service.”

The Company’s Assessment:

The Company is responsible for remitting payments to the benefit providers if the client has not opted out. Based on this, the Company has concluded it may be considered the primary obligor and therefore a principal in the arrangement.

ASC 605-45-45-17: The Amount the [Company] Earns Is Fixed

“If [the Company] earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the [Company] is an agent of the supplier and should record revenue net based on the amount retained.”

The Company’s Assessment:

The Company earns a set percentage based on the benefits expenses processed and therefore may be considered the agent.

ASC 605-45-45-17: The Supplier Has Credit Risk

“If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that [the Company] is an agent of the supplier and, therefore, the [Company] should record revenue net based on the amount retained.”

The Company’s Assessment:

A credit risk exists for the Company to have provided the Benefit Plans administration services and withholdings, but may not receive the related payments from clients.

U.S. Securities and Exchange Commission

December 22, 2017

Based on this, the Company believes it is a principal in this arrangement.

Conclusion:

In providing the Benefit Plans administration services, as described in the analysis performed pursuant to ASC 605-45-45, the Company concluded it is the primary obligor in the eyes of the third-party Benefit plan providers as it is the legal employer of the CEEs. Moreover, the Company has the power of choosing between third-party benefit plan providers for the CEEs. In order to administrate the Benefit Plans, the Company performs substantive activities, including collecting CEEs’ information and processing benefits payments to be paid to third-party plan providers, and pre-payment of the Benefit Plan premiums paid by the Company, on a monthly basis, prior to client billing. Considering those indicators, the Company believes that it is appropriate to recognize revenue related to the administration of the Benefit Plans, and the billings related to the Benefit Plans, on a gross basis, and the corresponding costs related to the Benefit Plans in cost of sales.

Tell us the basis for recognizing the insurance-related revenues in the period amounts are due and the accounting guidance upon which you relied.

Revenue from service transactions should be recognized when it is earned, which is generally as the services are performed or when they are completed. Arrangement terms in service transactions often vary, from requiring the service provider to perform a single act at a point in time, to requiring multiple acts performed over a period of time.

In SAB Topic 13, the SEC staff indicated that revenue for a unit of accounting may be recognized in its entirety if the seller’s remaining obligation is “inconsequential or perfunctory.” The remaining activities are not considered inconsequential or perfunctory if the customer is entitled to a full or partial refund for the delivered product or services if the [Company] fails to complete the remaining activities. The following examples indicate that undelivered services are essential to the functionality of the delivered product:

•        The services are unavailable from other vendors.

•        The services involve (1) building complex interfaces or connections or (2) significantly changing the features or capabilities of the delivered product.

On the other hand, the following examples indicate that the undelivered services are not essential to the functionality of the delivered product:

•        The delivered product is standard.

•        The services do not significantly alter the product’s capabilities.

•        The services are available from other vendors.

The Company's Assessment:

Professional Services, including payroll processing and payroll tax calculation services are provided continuously throughout the contract period and the respective service fees are recorded in the general ledger when payroll is processed and the CEEs are paid. At the end of each month the Company accrues for unbilled revenue, which approximates the revenue from Professional Services that have been rendered and earned between the last payroll that was processed and month-end.

Fees related to the Benefit Plans and their administration by the Company are rendered during the period the CEEs are effectively covered by the insurance policies.

U.S. Securities and Exchange Commission

December 22, 2017

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the Company’s responses, you may contact me at (877) 210-4396.

Very truly yours,

/s/ Clayton Carter

Clayton Carter

Chief Financial Officer